UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

30 January 2003

United Utilities PLC
(Names of Registrants)

Dawson House
Great Sankey, Warrington,
Cheshire, England, WA5 3LW
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F .......x...... Form 40-F ................

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .................. No .........x........

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

......................N/A.......................

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SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.
1.	Name of company UNITED UTILITIES PLC	2.	Name of director SIMON GEORGE BATEY
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that persons spouse or children under the age of 18 or in respect of an non-beneficial interest SPOUSE - MRS E BATEY	4.

Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

ORDINARY SHARES - S G BATEY : 32,400

ORDINARY SHARES - MRS E BATEY: 11,900

SHARE INCENTIVE PLAN : 120

DEFERRED SHARE PLAN : 12,373 TOTAL: 56,793

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) SPOUSE	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary MARKET PURCHASE
7.	Number of shares/amount of stock acquired 5,000	8.	Percentage of issued class 0.0008%	9.	Number of shares/amount of stock disposed N/A	10.	Percentage of issued class N/A
11.	Class of security ORDINARY	12.	Price per share 558p	13.	Date of transaction 30 JANUARY 2003	14.	Date company informed 30 JANUARY 2003

15.	Total holding following this notification S G BATEY: 44,893 MRS E BATEY: 16,900 TOTAL: 61,793	16.	Total percentage holding of issued class following this notification 0.01%

If a director has been granted options by the company please complete the following boxes.
17.	Date of grant	18.	Period during which or date on which exercisable

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification

23.	Any additional information	24.	Name of contact and telephone number for queries Jane Gilmore 01925 237055

25.	Name and signature of authorised company official responsible for making this notification T M Rayner
Date of notification ____30 JANUARY________________2003_________

 ____________________________________

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Utilities PLC

Date: 30 January, 2003

By Paul Davies

Paul Davies

Assistant Group Secretary
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